Exhibit 99.1

SIGMA LITHIUM INCREASES PROVEN & PROBABLE OPEN PIT
MINERAL RESERVE BY 40% TO 77Mt EXTENDING OPERATIONS
TO 25 YEARS

HIGHLIGHTS

•	Sigma Lithium is increasing its Proven and Probable Reserve balance by 40% to 77.0 million tonnes from 54.8 million tonnes.

o	The entirety of this mineral Reserve balance is feasible through low-cost, open pit, mining operations, consolidating the Company’s position as a low-cost producer of Quintuple Zero High Purity Lithium materials.

•	Increased Proven and Probable Reserves lengthens the duration of Sigma’s integrated industrial-mining operations to an estimated 25 years at two phases of processing capacity at 520,000 tonnes/year.

São Paulo, Brazil – (May 08, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces it is increasing its Proven and Probable Mineral Reserves at its 100% owned Grota do Cirilo operation at Vale do Jequitinhonha by 40%, equivalent to 22.2 million tonnes.

The Company is increasing its consolidated Proven and Probable Reserve balance to 77.0 million tonnes at 1.40% lithium oxide (Li2O) from 54.8 million tonnes at 1.44% prior. The increase occurs within the combined phases 3 and 4 mines, resulting in a lengthening of the duration of its integrated mining and beneficiation operations to an estimated 25 years at two lines of processing capacity totaling 520,000 tonne per annum (includes the second industrial line of 250,000 tonnes currently under construction).

The increased mineral Reserve balance enables meaningful opportunities for continued low-cost lithium production growth at Sigma Lithium’s Grota do Cirilo operations by supporting a third and potentially fourth processing facility, or a longer operating life at the Company’s currently planned lithium throughput. As the available balances show consistent minerology and are available through open pit mining operations, the Company expects to maintain its current, Phase 1, low operating cost model as it expands into additional phases.

This increase in mineral Reserves does not represent the full extent of the conversion of mineral Resources as announced by the Company on January 31, 2024. Sigma Lithium continues to execute the mineral and geological development work in order to further convert its Resources into Reserves over time.

“The mineral Reserve update comes as a result of months of detailed specialized geo statistical technical modeling work from the mining team to process and optimize our mine plans around the increased resource data” says, Reinaldo Brandão, Co-General Manager and head of Mining Operations. He continued, “The entirety of this Reserve balance is available near surface, allowing to the Company to efficiently mine through low cost, open pit, mining practices, avoiding the operational risks and higher levels of water use associated with underground activity.”

Iran Zan, Co-General Manager and head of Geology notes, “An increase of 22.2 million tonnes to our Reserve balance corresponds to the recent 23.3 million tonne audited increase of its mineral resource estimates the Company announced on January 31. Sigma’s 2023 and 2024 drill campaigns have focused on building resource density along known and preexisting strikes, which will continue to deliver tonnage to our models with limited exploration risk.”

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Ana Cabral Co-Chairperson and CEO stated, “This significant increase in mineral Reserves demonstrates our commitment to continuously invest in Brazil to unlock the full economic potential of our mineral concessions. This includes our commitment to build in the country, in the same region where the lithium is mined, a second state-of the-art large scale lithium processing green Industrial plant. We believe Brazil is poised to become one of the global leaders in Lithium production as a result of its optimum conditions for integrated lithium industrial processing and mining: legal certainty in a consolidated mining code, rule of law, straightforward permitting processes, tropical climate, green and affordable renewable energy and power lines infrastructure.”

Figure 1: Consolidated Reserve Balance

Consolidated

Category	Ore (Mt)	Li2O Grade (%)	Li2O (Kt)	LCE (Kt)
Proven	38.5	1.4%	533	1,317
Probable	38.5	1.4%	537	1,328
Proven and Probable	77.0	1.4%	1,069	2,645

•	Mineral Reserves were estimated using Micromine 2023 software and following the economic parameters listed below.
•	Sale price for Lithium concentrate at 5.3% Li2O = 1,150 US$/t concentrate FOB Mine.
•	Mining costs: US$2.43 /t mined
•	Processing costs: US$10.7/t ore milled
•	G&A: US$4.0/t ROM (run of mine)
•	Exchange rate US$5.2 = R$1
•	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources
•	97% Mine Recovery and 3% Mine Dilution
•	Final slope angle are 35 and 52 degrees for overburden and fresh rock based on the Geotechnical Document
•	Strip Ratio = 21.04 :1 t/t (waste)/(mineral reserves)
•	The Qualified Person for the estimate is Iran Zan, Geologist

QUALIFIED PERSONS

The qualified person (QP) for the Grota do Cirilo reserve estimate is Iran Zan AusimM (Membership number FAusIMM (329132)), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium co-Head of Geology and co-General Manager of Sigma Lithium.

Mr. Zan has also verified the technical data disclosed in this news release not related to the current Mineral Resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company has issued a Final Investment Decision formally approving plans to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 concentrate mine and associated mine. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

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Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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